SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

Prosensa Holding N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

N71546100

(CUSIP Number)

G. Eric Davis, Esq.

Senior Vice President, General Counsel and Secretary

BioMarin Pharmaceutical Inc.

105 Digital Drive

Novato, California 94949

Telephone: (415) 506-6700

with a copy to:

Kevin B. Espinola, Esq.

Jones Day

3161 Michelson Drive, Suite 800

Irvine, California 92612

Telephone: (949) 851-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N71546100

1	Names of reporting persons BioMarin Pharmaceutical Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 34,970,514 shares (1)
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 34,970,514 shares (1)
11	Aggregate amount beneficially owned by each reporting person 34,970,514 shares (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 96.76% (2)
14	Type of reporting person (see instructions) CO

(1)	Comprised of 34,609,100 ordinary shares, par value €0.01 per share, of Prosensa Holding N.V. (the “Shares”) held by BioMarin Falcons B.V., an indirect wholly-owned subsidiary of BioMarin Pharmaceutical Inc. (“BioMarin Falcons”) and 361,414 Shares held by BioMarin Giants B.V., a direct wholly-owned subsidiary of BioMarin Pharmaceutical Inc. (“BioMarin Giants”).
(2)	The calculation of this percentage is based on 36,141,379 Shares issued and outstanding as of December 10, 2014, as advised by Prosensa and disclosed in the Offer to Purchase described in Item 4 below.

CUSIP No. N71546100

1	Names of reporting persons BioMarin Falcons B.V.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 34,609,100 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 34,609,100 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 34,970,514 shares (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 96.76% (2)
14	Type of reporting person (see instructions) CO

(1)	Comprised of 34,609,100 Shares held by BioMarin Falcons and 361,414 Shares held by BioMarin Giants.
(2)	The calculation of this percentage is based on 36,141,379 Shares issued and outstanding as of December 10, 2014, as advised by Prosensa and disclosed in the Offer to Purchase described in Item 4 below.

CUSIP No. N71546100

1	Names of reporting persons BioMarin Giants B.V.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 361,414 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 361,414 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 34,970,514 shares (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 96.76% (2)
14	Type of reporting person (see instructions) CO

(1)	Comprised of 34,609,100 Shares held by BioMarin Falcons and 361,414 Shares held by BioMarin Giants.
(2)	The calculation of this percentage is based on 36,141,379 Shares issued and outstanding as of December 10, 2014, as advised by Prosensa and disclosed in the Offer to Purchase described in Item 4 below.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D, filed with the SEC on January 26, 2015 (the “Original Schedule 13D”) on behalf of BioMarin Pharmaceutical Inc., a Delaware corporation (“Parent”), BioMarin Falcons B.V., a private company with limited liability organized under the laws of The Netherlands (“BioMarin Falcons”), and BioMarin Giants B.V., a private company with limited liability organized under the laws of The Netherlands (“BioMarin Giants”, and collectively with BioMarin Falcons, “Purchaser”, and Purchaser with Parent, the “Reporting Persons”), is filed to reflect the percentage change in the Reporting Persons’ beneficial ownership as a result of their acquiring of additional ordinary shares, par value €0.01 per share (the “Shares”), of Prosensa Holding N.V., a public limited liability company organized under the laws of The Netherlands (“Prosensa”), through the closing of the subsequent offering period of the Offer as described in the Original Schedule 13D as described in Item 4 of this Amendment No 1. This Amendment No. 1 amends and supplements the Original Schedule 13D only to the extent provided herein and all other items in the Original Schedules 13D remain unchanged.

Item 4. Purpose of Transaction

Item 4 is amended as follows:

On January 29, 2015, the subsequent offering period for the Offer expired and Purchaser completed the Offer having accepted for payment and paid for 34,970,514 Shares (including Shares accepted for payment and paid for in the initial offering period for the Offer), which represents approximately 96.76% of all outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn, and payment for such Shares has been made in accordance with the Offer’s terms.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) is amended and restated in its entirety as follows:

(a)-(b) As a result of the purchase of the Shares pursuant to the Offer, the Reporting Persons beneficially own a total of 34,970,514 Shares, representing approximately 96.76% of the Shares outstanding.

The Reporting Persons have the power to vote or direct the voting, and to dispose or direct the disposition of all of the Shares beneficially owned. As BioMarin Falcons and BioMarin Giants are indirect or direct wholly owned subsidiaries of Parent, Parent may be deemed to have beneficial ownership over the Shares owned by BioMarin Falcons and BioMarin Giants.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BioMarin Falcons B.V.

By:	/s/ G. Eric Davis
	Name:	G. Eric Davis
	Title:	Managing Director

By:	/s/ Robert Baffi
	Name:	Robert Baffi
	Title:	Managing Director

BioMarin Giants B.V.

By:	/s/ G. Eric Davis
	Name:	G. Eric Davis
	Title:	Managing Director

By:	/s/ Robert Baffi
	Name:	Robert Baffi
	Title:	Managing Director

BioMarin Pharmaceutical Inc.

By:	/s/ G. Eric Davis
	Name:	G. Eric Davis
	Title:	Senior Vice President, General Counsel & Secretary

Dated: January 30, 2015